FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                          FORM 4 Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_|     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1. Name and Address of Reporting Person*/    2. Issuer Name and                   /      5. Relationship of Reporting
                                        /    Ticker or Trading Symbol             /         Person(s) to Issuer
                                        /                                         /         (Check all applicable)
                                        /                                         /          -x-  Director      ---    10% Owner
(Last)        (First)    (Middle)       / THERMOGENESIS CORP. ---KOOL             /          -X-  Officer       ---    Other
COELHO,        PHIL         H.          /                                         /          (give title below) (specify below)
                                        /                                         /          Chairman of the Board; CEO
----------------------------------------/-----------------------------------------/-------------------------------------------------
                                        /                                         /
                                        / 3. Statement   4. If Amendment, Date    /       6.  Individual or Joint/Group Filing
                                        / for Month/Year  of Original(Month/Year) /                 (Check Applicable Line)
                                        /                                         /            X  Form filed by one Reporting Person
                                        /    03/2000          03/2000             /               Form filed by More than One
                                        /                                         /                Reporting Person
----------------------------------------/                                         /
                                        /                                         /
                                        /                                         /
                                        /                                         /
3146 GOLD CAMP DRIVE                    /                                         /
--------------------------------------- /                                         /
(Street)                                /                                         /
--------------------------------------- /                                         /
                                        /                                         /
RANCHO CORDOVA,        CA        95670  /                                         /
--------------------------------------- /                                         /
(City)                (State)   (Zip)   /                                         /
                                        /                                         /
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          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                               BENEFICIALLY OWNED

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1. Title / 2. Transaction / 3. Transaction /  4. Securities Acquired (A)       /   5. Amount of      /              /              /
    of   /   Date         /      Code      /  or Disposed (D)(Instr.3,4,and 5) /   Securities        / 6. Ownership /  7.Nature of /
Security /  (Mo/Day/Yr)   /   (Instr. 8)   /                                   /  Beneficially Owned /  Form: Direct/    Indirect  /
(Inst.3) /                / ---------------------------------------------------/   at End of Month   /    (D) or    /   Beneficial /
         /                /  Code /  V     /  Amount  /   (A) or (D) /  Price  /     (Instr. 3       /  Indirect(I) /    Ownership /
         /                /       /        /          /              /         /        and 4        /   (Instr.4)  /    (Instr.4) /
===================================================================================================================================/
 Common  /  03/09/2000    /  A    /        / 54,738  /      D        /         /                     /      D       /              /
 Stock(1)/                /       /        /         /               /         /                     /              /              /
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 Common  /  03/09/2000    /  S    /        / 27,369  /      D        / 4.1343  /                     /      D       /              /
 Stock(2)/                /       /        /         /               / /SH     /                     /              /              /
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 Common  /  03/09/2000    /  S    /        / 27,369  /      D        / 4.0584  /                     /      D       /              /
 Stock(2)/                /       /        /         /               / /SH     /           165,000   /              /              /
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)
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  Title   / Conversion/ Trans- / Trans- / Nature of /      Date       /    Title      /Price of / Number /  Ownership / Nature of /
   of     /    of     / action / action / Derivative/   Exercisable   /     and       / Deriv-  /   of   /   Form of  /  Indirect /
Derivative/ Exercise  / Date   / Code   / Securities/       and       /    Amount     /  ative  / Deriv- / Derivative / Beneficial/
Security  / Price of  / (Mo./  / (Instr./ Aquired(A)/   Expiration    /      of       / Secur-  / ative  / Security:  / Ownership /
(Instr. 3)/ Derivative/ Day/   /  8)    /  Disposed /      Date       /    Under-     /  ity    / Securi-/ Direct (D) / (Instr.4) /
          / Security  / Year)  /        /   of (D)  /    (Month       /    lying      /         /  ties  / or Indirect/           /
          /           /        /        / (Instr. 3,/   Day/ year)    / Securities    /         /Benefic-/ (Instr. 4) /           /
          /           /        /        /  4 and 5) /                 /  (Instr. 3    /         /ally    /            /           /
          /           /        /        /           /                 /    and 4)     /         /Owned at/            /           /
          /           /        /------------------------------------------------------/         /end of  /            /           /
          /           /        /Code/ V / (A)/  (D)  / Date   /  Expir-/ Title /Amount/         / Month  /            /           /
          /           /        /    /   /    /       / Exer-  /  ation /       / of   /         / Instr. /            /           /
          /           /        /    /   /    /       / cisable/  Date  /       /shares/         /   4    /            /           /
====================================================================================================================================
Series    /  $1.25    /03/09/00/ M  /   /     / 8,000/11/19/98/11/19/03/ COMMON/      /  $1.25  /        /            /           /
  A       /           /        /    /   /     /      /        /        /       /      /         /        /            /           /
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Warrant   /  $1.50    /03/09/00/ M  /   /     /14,738/11/19/98/11/19/03/ COMMON/      /   $1.50 /  5,262 /     D      /           /
          /           /        /    /   /     /      /        /        /       /      /         /        /            /           /
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Explanation of Responses:

(1) Acquired upon conversion of Series A Preferred Stock & Warrant registered upon resale of prospectus.

(2)  Pursuant to prospectus.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

 /s/ PHIL H. COELHO                                                04/26/2000
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     Phil H. Coelho                                                   Date
 **Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.